Filing # 187593899 E-Filed 12/07/2023 03:34:10 PM

IN THE CIRCUIT COURT OF THE TWENTIETH JUDICIAL CIRCUIT, IN AND FOR COLLIER COUNTY, FLORIDA

CIVIL DIVISION

JAKE P. NOCH, an individual, and
JAKE P. NOCH FAMILY OFFICE, LLC,

A Florida Limited Liability Company, **CASE NO.:** 11-2023-CA-003193-0001-XX

Plaintiffs,

vs.

MUSIC LICENSING, INC.,

A foreign corporation,

Defendant.
____/

AGREED ORDER TO RECOGNIZE AND ENFORCE 3(a)10 SETTLEMENT AND JOINT MOTION

THIS CAUSE came before the Court by the agreement of the parties on Plaintiff and Defendant Joint Motion to Recognize Settlement, and the Court having heard and being advised in the premises by conducting a hearing, it is hereby ordered and adjudged, as follows:

ORDERED, ADJUDGED AND DECLARED THAT:

1. A hearing upon the fairness of the terms and conditions of the Settlement Agreement was conducted on the date of this Order in accordance with Section 3(a)(10) of the U.S. Securities Act of 1933 (15 U.S.C. sec.77c(a)(10) and Rule 69W-500.014, F.A.C.

2. No objection to the settlement agreement nor the proposed Order was made by any party or persons.

3. This Court was advised before the "fairness" hearing that the Plaintiffs will rely on the Section 3(a)(10) exemption based on this Court's approval of the transaction in the settlement agreement.

4. Plaintiffs are creditors, and Music Licensing Inc. is the debtor pertaining to the 3(a)10 Settlement.

FILED: COLLIER COUNTY, CRYSTAL K. KINZEL, CLERK, 12/07/2023 03:34:10 PM

5. Plaintiffs own bona fide claims in excess of Twelve Million Dollars ($12,000,000.00) in annual salary and business expenses. Plaintiffs' agreement to settle those claims in exchange for unrestricted shares in Defendant's company is fair and equitable. Accordingly, the transaction in the Settlement Agreement of issuing unrestricted shares of Defendant to Plaintiffs to settle Plaintiffs' claims is approved.

6. The 3(a)10 settlement was done in good faith, and no parties were under duress or any negative influence to enter into this settlement agreement.

7. All parties' Board of Directors was fully advised on the matters.

8. All persons to whom it is proposed to issue securities in exchange for bona fide claims pursuant to the settlement had the right to appear; no impediment to their right was found, and they were duly served with notice to this hearing for the entry of an Order determining the fairness of the terms and conditions of the settlement.

9. Having heard and been advised, The Court fully recognizes and enforces this settlement. Thus, this action is dismissed without prejudice, and the Court shall retain jurisdiction to enforce the settlement terms.

DONE AND ORDERED in Chambers at Collier County, Florida.

eSigned by Manalich, Ramiro in 11-2023-CA-003193-0001-XX 12/07/2023 15:34:00 8EwsHPru

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